# LOCKWOOD Investment Strategies
# Longevity Income Solutions (LIS²)



For Financial Professional Use Only—Not for Public Distribution

## Product Description

Lockwood Investment Strategies Longevity Income Solutions (LIS$^2$) is a unique investment strategy that wraps a lifetime income guarantee (the "Insurance Vehicle") around an investor's managed account assets. The Insurance Vehicle is a guarantee provided by an unaffiliated insurance company, which is offered to investment advisory clients of Lockwood Capital Management, Inc. (LCM) who have opened an LIS$^2$ account. There are three model portfolios eligible for use with the Insurance Vehicle. When the client opens an account, the client's assets will be invested in accordance with the model portfolio selected.

LIS$^2$ portfolios, in conjunction with the Insurance Vehicle, are designed for suitable investors seeking a simplified investment solution with control over assets, a guaranteed stream of income, and protection against longevity risk. The investments in the LIS$^2$ account are used as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

## Investor Benefits

Diversification: Access to an array of traditional asset classes can be accommodated within a single portfolio of exchange-traded funds.

Professional Management: LCM's experienced investment team employs a disciplined investment process and portfolio management protocols.

Risk Management: Periodic rebalancing (within approved parameters) keeps the portfolio in line with desired investment objectives and adapts to changing market conditions.

Protection and Control: Subject to certain conditions, the Insurance Vehicle allows the investor to maintain control over the underlying assets.

## Investment Minimum

Initial minimum investment requirement for an LIS$^2$ account is $250,000.

## Investor Profile

Seeking professional money management
Seeking broad diversification among traditional asset classes
Seeking convenience of a single account
Seeking protection from longevity risk (i.e., risk of outliving retirement assets)
Seeking income during retirement years

## Advisor Benefits

Access to an industry-leading Unified Managed Account (UMA) program that employs a disciplined investment process.

Applicability to a broad target market, due to reasonable investment minimums.

Convenience of single-account format and periodic rebalancing (within approved parameters).

Integration of account management and reporting through the Lockwood Advisor Workstation.

Access to a fully integrated managed account product that provides professional money management with an income protection feature offered by an unaffiliated insurance company.

## Who Can Offer This Product

Registered Investment Advisers (RIAs) and properly registered Broker-Dealer representatives with Broker-Dealer/RIA approval may offer the LIS$^2$ account. THE INSURANCE VEHICLE IS SOLD ONLY BY INSURANCE LICENSED, REGISTERED REPRESENTATIVES OF A DESIGNATED LCM-AFFILIATED BROKER-DEALER ("INSURANCE REPRESENTATIVE").

## Advisor Revenue

Advisor charges a fee for the LIS² account (should not exceed 1%). LCM will collect the fee from the account each quarter and distribute it to the authorized party. Fees for the Insurance Vehicle are separate. Questions regarding the fee for the Insurance Vehicle should be directed to an Insurance Representative.

## Account Funding/Contributions

Accounts must be funded in cash equivalents; securities are typically sold. Contributions in cash are permissible; contributions in securities are not allowed.

## Performance Reporting

Consolidated performance reporting (integrated with other Lockwood accounts and retail accounts at Pershing) is available online through the Lockwood Advisor Workstation and Investor Workstation.

## Program Fee

| Household Size | LIS² Program Fee (in bps) |
|---|---|
| First $500,000 | 50 |
| Next $500,000 | 45 |
| Next $4,000,000 | 40 |
| Next $5,000,000 | 35 |
| Over $10,000,000 | 30 |

LIS² program fee includes LCM advisory fee; a sponsor fee; the administrative fee; and the clearing and custody fee. The program fee for accounts within the LIS² program may be householded for billing purposes. The fees charged by the insurance company for the Insurance Vehicle are separate. Questions regarding the fee for the Insurance Vehicle should be directed to an Insurance Representative.

Additional expenses associated with the underlying investment vehicles (e.g., mutual fund redemption fees, 12b-1 fees, internal expense ratios, etc.) may apply.

Billing is quarterly in advance.

Advisor fee per the advisor's standard fee schedule (should not exceed 1%).

## What the Investor Receives

Monthly custodial statements
Access to online account viewing
Performance report distributed through Advisor
(Performance shown at the Strategy level, not by underlying investment vehicle)

## Manager Background

Lockwood Capital Management, Inc. (LCM) is acknowledged as a leading provider of managed account products and services. The LCM team includes experienced, senior investment professionals.

## LIS² Models (as of 3/31/2008)


Model A
(Conservative Growth)
40%
60%
Model B
(Moderate Growth)
20%
80%
Model C
(Growth)
100%
Equity
Fixed

Filed Pursuant to Rule 433
Dated April 28, 2008
Registration Statement No. 333-137802

## Disclosures

The statements contained herein are based upon the opinions of LCM and the data available at the time of publication and are subject to change at any time without notice.

This communication is not intended to meet the objectives or suitability requirements of any specific individual or account and does not provide a guarantee that the investment objective of the model will be met. An investor should assess his/her own investment needs based on his/her own financial circumstances and investment objectives.

Neither the information nor any opinions expressed herein should be construed as a solicitation or a recommendation by LCM or its affiliates to buy or sell any securities or investments.

It is important to remember that there are risks inherent in any investment and that there is no assurance that any money manager, asset class, style, or index will provide positive performance over time. The investment return and principal value of an investment will fluctuate, so that investment values, when redeemed, may be worth more or less than their original cost.

Diversification and strategic asset allocation do not guarantee a profit or protect against a loss in declining markets. Past performance is not a guarantee of future results.

Portfolios may contain open-end mutual funds and exchange-traded funds. Investors should carefully consider the investment objectives, risks, charges, and expenses of the funds before investing. This and other important information can be found in the fund prospectus, which may be obtained by calling the fund or by visiting the fund's website. Please read the prospectus carefully before investing.

Mutual funds used in the LCM discretionary portfolios may charge a redemption fee if shares are redeemed by LCM within a specified period of time. The amount of the redemption fee, as well as minimum holding period, is disclosed in each of the respective fund prospectuses. For complete details, please refer to the applicable fund prospectus.

LCM is the discretionary manager for these portfolios and, in that capacity, may change the asset, style and/or investment vehicle allocation within these portfolios at its discretion. Members of LCM's investment team may be invested in any of the LCM discretionary portfolios.

The Insurance Vehicle is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate. Investors should carefully consider fees, withdrawal restrictions, and risks before investing. The prospectus contains this and other important information. Investors should read the prospectus carefully before investing.

The Insurance Vehicle is available for a separate fee in addition to the fees associated with the underlying LCM account. Guarantees are based upon the claims-paying ability of the issuing company.

LCM | LOCKWOOD CAPITAL MANAGEMENT

AN AFFILIATE OF PERSHING

10 Valley Stream Parkway, Malvern, Pennsylvania 19355

Provided by Lockwood Capital Management, Inc., an SEC Registered Investment Adviser and an affiliate of Lockwood Advisors, Inc. and Pershing LLC, all subsidiaries of The Bank of New York Mellon Corporation. Pershing LLC, member FINRA, NYSE, SIPC.



# An Introduction to LIS²

## *A Longevity Income Solution*

**[Name]**

[Position]

Lockwood Capital Management, Inc.

[Date]

# Agenda

**Retirement Market: Opportunities and Challenges**

**Lockwood Investment Strategies**
**Longevity Income Solutions (LIS²)**

**Getting Started**

# Retirement Market: Opportunities and Challenges

## The Good News

- Approximately 75 million boomers moving into retirement years
- Boomers turning age 50 – 12,000 per day or 1 every 8 seconds
- Two-thirds will retire in the next 8-9 years
- Today – largest group looking for primary financial advisor
- Boomers are raising the bar of the financial services business

*Source: Tiburon Strategic Advisors*

## Five Retirement Risks

1. Longevity: Outliving your money

2. Rising and/or unforeseen medical costs

3. Declining purchasing power

4. Unpredictable portfolio performance

5. Having enough income to maintain lifestyle

# The Not So Good News

> 78% desire 80% or more of their current annual income to maintain a comfortable standard of living during retirement

> Median income is $127.5K, so $102K is the expectation

> Median net worth is $1.9 million

> $1.9 million / $102K = only 18 years of income

> Median age = 57

> Risk factors
  - Longevity risk
  - Assets overstated
  - Liabilities underestimated

*Source: Phoenix 2008 Wealth Survey*

# LIS[2]

## LIS²: A Longevity Income Solution

*An integrated investment strategy available to clients of Lockwood Capital Management, Inc. (LCM), which uses a discretionary managed account portfolio and a group annuity insurance vehicle that provides a lifetime income guarantee on a managed account issued by PHL Variable Insurance Company ("Phoenix").*

# What Is LIS$^2$?

Defined: Lockwood Investment Strategies Longevity Income Solutions

> Lockwood Investment Strategies (LIS) component

- Professionally managed
- Three dedicated exchange-traded fund (ETF) asset allocation models
- Integrated investment strategy
- Single account
- Competitively priced

> Insurance vehicle component

- The insurance company guarantees predictable lifetime income payments regardless of the actual performance or value of a client's account, subject to certain conditions described in detail in the prospectus.

# LIS$^2$ Illustration


Retirement Income Base
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Account Value
55
65
75
85
95
Accumulate Assets
Take Systematic Withdrawals
Guarantee

*Source: Prospectus*

# LIS² Scenario (Hypothetical Illustration)

| | | Retirement Income Amount (RIA)* |
|---|---|---|
| Year 1 | Invest $500K (becomes income base, fee assessed on $500K) | $25,000 |
| Year 2 | Account Value increases to $600K<br>• Market conditions stay the same; investor elects to step-up<br>• Income base is reset to $600K; insurance fees assessed on new income base | $30,000 |
| Year 3 | Account Value increases to $625K<br>• Market conditions cause insurance fee to increase<br>• Investor waives reset; income base remains $600K | $30,000 |
| Year 4 | Account Value increases to $650K<br>• Market conditions revert to Year 2 levels<br>• Investor elects to reset; new income base is $650K<br>• Fee assessed on $650K | $32,500 |
| Year 5 | Account Value decreases to $600K<br>• Investor takes no action; income base remains $650K | $32,500 |
| Year ? | Account Value depleted to $0<br>• Retirement Income Amount is $32,500 per year for rest of life | $32,500 |

*RIA is amount that may be withdrawn each year after age 65.

# LIS$^2$ Benefits

***Potential Investor Benefits***

> Retirement income security*

> Investor retains ownership of assets*

> Flexibility – guarantee feature may be discontinued by the investor at any time*

> Annual step-up of retirement income amount permitted if market value increases*

**Subject to certain conditions and/or limitations as described in the prospectus*

***Potential Advisor and Firm Benefits***

> Business building tool
  – Cutting-edge solution
  – Unique value proposition – may open new market potential
  – Potential for enhanced market share

> Convenience of working with LCM for access to the product

> May enhance client loyalty

> May equate to greater AUM

# LIS$^2$ Fee Schedule*

| Dollar Amount | Program Fee |
|---|---|
| First $500,000 | 50 bps |
| Next $500,000 | 45 bps |
| Next $4,000,000 | 40 bps |
| Next $5,000,000 | 35 bps |
| Over $10,000,000 | 30 bps |

*Program fee includes the Lockwood Capital Management advisory fee, a sponsor fee, the administrative fee, and the clearing and custody fee. The basis point fees above do not include the fee payable to Phoenix for the lifetime income guarantee.

## Getting Started

# Involved Entities – Income Guarantee Component

**Affiliated B-D**

- B-D of record and distributor
- Branch office in Malvern to supervise sales process
- Registers B-D reps

**Affiliated Insurance Agency**

- General agent for reps selling contracts
- Helps ensure compliance with state insurance laws

**Insurance Company**

- Principal underwriter
- Issues certificates
- Appoints insurance agents
- Pays insurance benefit (if applicable)

# Sales and Service Model

> **LCM Sales Team is properly licensed, registered, and trained to work with advisors and broker-dealers**
  - Product education
  - Positioning
  - Sales guidelines

> **Dedicated representatives properly licensed, registered, and trained to work with the advisor and client**
  - "Informational call" with the advisor to explain what will occur during the enrollment call with the client
  - Dedicated representatives will make the sale of insurance vehicle to suitable clients
  - Will assist the client through every step of the enrollment process
  - Will answer any questions the client has regarding product features and options
  - Will provide the client ongoing service support regarding his or her insurance contract
  - Dedicated 800-number for service inquiries and support

# The Sales Process

1



Client expresses interest in an income guarantee with his or her advisor.

2



Advisor and client participate in an enrollment call with an LCM Retirement Solutions* representative. If client is interested and deemed suitable, enrollment process begins.

3



After enrollment call, client completes paperwork.

4

Advisor and client mail completed paperwork to LCM Retirement Solutions, where LIS[2] account is processed.

*LCM Retirement Solutions is a division of MBSC Securities Corp., member FINRA, SIPC.

# Target Market

- Pre-retirees
- Retirees
- Investors concerned about outliving their retirement resources

# Why Lockwood Capital Management and Phoenix?

**Lockwood Capital Management**

> LCM is a discretionary money manager: "All we do is manage money"

> Over 125 years of combined investment experience

> One of the industry's innovators in discretionary unified managed accounts*

**Phoenix**

> Founded in 1851

> Life insurance and annuities for the high-net-worth market

> Focus on simple, low-cost, and flexible solutions

> Applies industry knowledge and experience to combine product innovation, risk management, and partnership

*Cerulli Associates

## Summary

- Challenges confronting boomers and retirees
- Need for protection against longevity risk
- LIS$^2$ – A solution for you and your clients!

# Disclosures

The statements contained herein are based upon the opinions of Lockwood Capital Management, Inc. (LCM) and the data available at the time of publication and are subject to change at any time without notice.

This communication is for informational purposes only, and is not intended to meet the objectives or suitability requirements of any specific individual or account. An investor should assess his/her own investment needs based on his/her own financial circumstances and investment objectives.

Neither the information nor any opinions expressed herein should be construed as a solicitation or a recommendation by LCM or its affiliates to buy or sell any securities or investments.

It is important to remember that there are risks inherent in any investment and that there is no assurance that any money manager, asset class, style, or index will provide positive performance over time. The investment return and principal value of an investment will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Diversification and strategic asset allocation do not guarantee a profit or protect against a loss in declining markets. Past performance is not a guarantee of future results.

# Disclosures

Portfolios contain exchange-traded funds (ETFs). Investors should carefully consider the investment objectives, risks, charges, and expenses of the funds before investing. This and other important information can be found in the fund prospectus, which may be obtained by visiting the fund's website. Please read the prospectus carefully before investing.

Exchange-traded funds (ETFs) are investment companies that are legally classified as open-end companies or unit investment trusts (UITs), but differ from traditional open-end companies or UITs. ETF shares are bought and sold at market price (not NAV) and are not individually redeemed from the Fund. ETFs are subject to risks similar to those of stocks.

LCM is the discretionary manager for these portfolios and, in that capacity, may change the asset, style and/or investment vehicle allocation within these portfolios at its discretion. Members of LCM's investment team may be invested in any of the LCM discretionary portfolios.

# Disclosures

The Insurance Vehicle is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate. Investors should carefully consider fees, withdrawal restrictions, and risks before investing. The prospectus contains this and other important information. Investors should read the prospectus carefully before investing.

The Insurance Vehicle is available for a separate fee in addition to the fees associated with the underlying LCM account. Guarantees are based upon the claims-paying ability of the issuing company.

The Phoenix Companies, Inc. and Lockwood Capital Management, Inc. are independent of each other.

Lockwood Capital Management, Inc. is an SEC Registered Investment Adviser and an affiliate of Lockwood Advisors, Inc. and Pershing LLC, all subsidiaries of The Bank of New York Mellon Corporation. Pershing LLC, member FINRA, NYSE, SIPC.